EXHIBIT 99.1

THORNBURG MORTGAGE, INC.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN BROCHURE

WHO WE ARE

Welcome. We are a leading single-family residential mortgage lender focused principally on the jumbo segment of the adjustable rate mortgage (“ARM”) market. Backed by a sizeable balance sheet, we seek to deliver attractive dividend income and steady growth for our shareholders by acquiring high quality mortgage-backed securities and growing our share of the mortgage loan origination business. Capitalizing on our innovative portfolio lending model, REIT tax structure and leading-edge technology, we are a highly efficient provider of specialized mortgage loan products for borrowers nationwide with excellent credit, and are positioned to become one of the top 50 mortgage lenders in the country.

Since inception in 1993, our objective has been to generate an income return for our shareholders that compares favorably to other income investment alternatives in terms of both risk and consistency while providing long-term growth potential. Similar to other financial institutions, we generate profits from the interest spread between the interest income earned on the ARM assets in our portfolio and our financing costs. Since all of the assets we hold are ARM assets and we pursue a duration matching strategy, we believe we are positioned to effectively manage our portfolio through a variety of interest rate environments and provide our shareholders with sustainable and consistent earnings and dividend growth over time.

Plan Summary.

Our Dividend Reinvestment and Stock Purchase Plan (the “Plan”) provides a convenient and economical way for both our common and preferred shareholders to automatically reinvest their dividends in additional shares of our common stock and to make additional cash purchases of common stock in amounts ranging between $100 and $10,000 per month. It also enables interested prospective investors to make initial investments in our common stock in amounts ranging from $500 to $10,000. We may from time to time approve requests for waiver for cash purchases of common stock exceeding $10,000.

Some important advantages of the Plan to you as an investor and to us as a whole, are as follows:

•

When you reinvest your dividends in new shares of common stock that are issued by us, your dividends will be reinvested at a discount ranging from 0% to 5% of the market price as defined in the Plan without incurring brokerage commissions or other expenses;

•	We will pay brokerage fees and commissions of up to 5% for shares of common stock that are purchased in the open market;

•

A participant can designate that dividends on only a portion of his or her shares be reinvested in shares of common stock, while continuing to receive the dividends on his or her remaining shares in cash;

•	If a participant’s shares are held in a tax deferred plan, then the tax on the dividends may also be deferred;

•

Shareholders can also make additional purchases of common stock on a monthly basis, at a discount ranging from 0% to 5% of the market price as defined in the Plan for shares purchased directly from us without incurring brokerage commissions or other expenses, subject to a minimum purchase limit of $100 and a maximum purchase limit of $10,000 per month;

•

Non-shareholders may become shareholders and Plan participants by making an initial cash investment in our common stock, subject to a minimum purchase limit of $500 and a maximum purchase limit of $10,000, at a discount ranging from 0% to 5% of the market price as defined in the Plan for shares purchased directly from us without incurring brokerage commissions or other expenses; and

•	Participation in the Plan by shareholders increases our equity capital base, which contributes to our continued growth.

Please review the accompanying Prospectus for a detailed explanation of the terms and conditions of the Plan.

The following are a few answers to commonly asked questions regarding the Plan. Please read the Prospectus carefully before deciding to participate.

What is the purpose of the Dividend Reinvestment and Stock Purchase Plan?

The Plan provides common and preferred shareholders with a convenient and economical method to automatically reinvest their cash dividends in shares of our common stock. It also provides current shareholders and interested new investors with a convenient and economical method to purchase shares of common stock directly from us, generally at a discount. The primary purpose of the Plan is to benefit long-term investors who want to increase their investment in our common stock.

Who is the Plan’s Administrator?

The Plan is administered by American Stock Transfer & Trust Company (the “Administrator”). The Administrator keeps records, sends statements of account to each participant in the Plan and performs other duties related to the Plan, including the safekeeping of the shares purchased for each participant. The Administrator also acts as the dividend disbursing agent, transfer agent and registrar for our common and preferred stock.

What investment options are available?

The Plan allows you to select the following investment options:

(1)

Full Dividend Reinvestment - The Administrator will apply all cash dividends paid on all shares of common and/or preferred stock that are registered in the Plan under your name or are credited to your account, together with any additional voluntary cash contributions, toward the purchase of shares of our common stock. Common stock purchased under the Plan will be automatically enrolled in the Plan and the future dividends paid on such shares will also be reinvested in shares of our common stock unless you specify otherwise.

(2)

Partial Dividend Reinvestment - The Administrator will apply all cash dividends paid on any number of participating shares of common and/or preferred stock that you specify on the authorization form, together with any additional voluntary cash contributions, toward the purchase of shares of our common stock. Common stock purchased under the Plan will be automatically enrolled in the Plan and the future dividends paid on such shares will also be reinvested in shares of our common stock unless you specify otherwise.

(3)

Cash Purchases Only - The Administrator will apply voluntary cash contributions received from you toward the purchase of shares of our common stock. Optional cash purchases are subject to a minimum purchase limit of $100 (except initial cash purchases by non-shareholders, which are subject to a minimum initial purchase limit of $500) and a maximum purchase limit of $10,000 for each month. By electing the cash purchase program only, you will continue to receive cash dividends on shares of common and/or preferred stock registered in your name. However, dividends paid on common stock purchased under the Plan will be automatically reinvested in shares of our common stock unless you specify otherwise.

Can I change my investment options?

Yes. Participants may change their investment options at any time by completing an Authorization Form and returning it to the Administrator.

How are the shares purchased for the Plan?

We will pay the Administrator dividends for shares of common and/or preferred stock that are registered in the Plan under your name or are credited to your account. At our direction, the Administrator will then apply such funds, together with any funds for optional cash purchases received from you, towards the purchase of our common stock, either directly from us or on the open market. The price of the shares purchased by the Administrator directly from us may be discounted at our sole discretion by up to 5% of the market price as defined in the Plan.

Does the discount vary on dividend reinvestments and cash purchases?

We will determine the amount of any discount on shares purchased directly from us based on a number of factors. The discount rate is subject to change or discontinuation without notice to Plan participants. The discount rate may differ for shares purchased with dividend reinvestments and for shares purchased with voluntary cash contributions. The price paid for shares purchased in the open market will be the average of all the shares bought in the open market during the purchase period and will not include a discount.

Is there a cost to participate in the Plan?

We pay all costs relating to the administration and maintenance of the Plan. There will be no brokerage commission on shares purchased directly from us. For shares purchased on the open market, we will pay up to 5% of any brokerage commissions or charges.

What happens if the Administrator receives my check after the applicable cash purchase due date?

If the Administrator receives funds for a cash purchase after the due date, they will be held without interest until the following month’s cash purchase investment date at which time the purchase will be made.

What if I already own Thornburg Mortgage shares through a broker, bank or other nominee?

If your shares are not held (registered) in your name but are held through a brokerage account or by a bank or other nominee, contact your broker, bank, or other nominee for more information. Encourage them to contact the Administrator directly for instructions on how to participate on your behalf.

What do I need to do to enroll/participate in the Plan?

Current Shareholders

Shareholder of Record. If you are already a registered shareholder (meaning that the shares are registered in your name on our stock transfer books), complete the attached Authorization Form and mail it to the Administrator at the address provided on the Authorization Form. If you are making an additional cash purchase, please include your check or money order made payable to “American Stock Transfer & Trust Company - TMA Dividend Reinvestment and Stock Purchase Plan.” You may also pay for cash purchases by wire transfer or electronic funds transfer from a pre-designated bank account. Additionally, you may make monthly purchases by automatically withdrawing funds from your bank account by electronic funds transfer by contacting the Administrator or us or by accessing the Administrator’s website at www.investpower.com and following the instructions therein. If you choose the monthly automatic withdrawal, funds will be withdrawn from your bank account on the 14th day of each month (or the next business day if the 14th is not a business day).

Beneficial Owner. If your common and/or preferred shares are registered in a name other than your own (e.g., if they are held through a brokerage account or by a bank or other nominee), you must either:

(1)	have your shares re-registered in your own name(s) and then complete the Authorization Form; or

(2)

request that your broker, bank or other nominee complete and sign the Authorization Form and, in the case of optional cash purchases, have your broker, bank or other nominee contact the Administrator for instructions on how to participate on your behalf.

The Plan is DTC eligible, which should facilitate enrollment and participation through your broker, bank or other nominee. However, should you encounter difficulties, contact the Administrator for assistance.

New Shareholders

If you are making an initial cash purchase of our common stock (a non-shareholder), complete the attached Authorization Form and mail it with your check or money order made payable to “American Stock Transfer & Trust Company - TMA Dividend Reinvestment and Stock Purchase Plan” to the Administrator at the address provided on the Authorization Form. You may also pay for cash purchases by wire transfer or electronic funds transfer from a pre-designated bank account. Additionally, you may make monthly purchases by automatically withdrawing funds from your bank account by electronic funds transfer by contacting the Administrator or us or by accessing the Administrator’s website at www.investpower.com and following the instructions therein. If you choose the monthly automatic withdrawal, funds will be withdrawn from your bank account on the 14th day of each month (or the next business day if the 14th is not a business day).

How do I get more information?

Questions regarding the Plan should be directed to the Administrator:

TMA Dividend Reinvestment and Stock Purchase Plan

c/o American Stock Transfer & Trust Company

P.O. Box 922

Wall Street Station

New York, NY 10269-0560

Attn: Dividend Reinvestment Department

Toll free: 877-366-6442

E-mail: info@amstock.com

Website: www.amstock.com

Questions regarding us should be directed to:

Investor Relations

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, NM 87501

Toll free: 888-898-8601 (recorded information regarding discount rates and waiver program)

Toll free: 888-898-8698 (all other questions)

Fax: 505-989-8156

E-mail: ir@thornburgmortgage.com

or visit our website at www.thornburgmortgage.com for stock quotes, news releases, SEC filings, and other useful information.